Report of Independent Registered Public Accounting Firm

The Board of Trustees of Evergreen Equity Trust and Management of Evergreen Investment Management Company, LLC:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with the Application for, and the Orders of, Exemption Granted by the Securities and Exchange Commission dated November 20, 2001, ("Management Statement"). The Management Statement asserts that as of October 31, 2004, and for the period from November 1, 2003 to October 31, 2004 Evergreen Investment Management Company, LLC (the "Company") has established and maintained procedures reasonably designed to achieve compliance with the conditions set forth in the Application, dated April 22, 1999, filed by the Company, as amended on August 1, 2001 and on October 24, 2001 (File No. 812-11592), and the Notice and Order by the Securities & Exchange Commission , In the Matter of Evergreen Equity Trust, et al., Investment Company Act Rel No. 25217 (October 22, 2001) (Notice); Investment Company Act Rel No. 25296 (November 20, 2001) (Order), (collectively, the "Orders"). Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Company's procedures reasonably designed to achieve compliance with the conditions of the Orders based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's procedures to achieve compliance with the Orders and performing such other procedures as we considered necessary in the circumstances. Our
examination   procedures   included  an  assessment  of  the  establishment  and
maintenance  of  procedures   reasonably   designed  to  achieve  the  following
objectives set forth in the Orders (all capitalized terms as defined in the Orders):

a) Interfund Loan Rate will be higher than the Repo Rate, and yield on the Money Market Funds, but lower than the Bank Loan Rate;

b) Interfund loans will comply with the collateral requirements as set forth in the application;

c) Interfund loans will comply with the percentage limitations on interfund borrowing and lending;

d) Allocation of interfund borrowing and lending demand is in an equitable manner and in accordance with the procedures established by the Trustees; and

e) Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements of the Orders.

In our opinion, management's assertion that Evergreen Investment Management Company, LLC has established and maintained procedures reasonably designed to achieve compliance with the Orders as of October 31, 2004 and for the period from November 1, 2003 to October 31, 2004, is fairly stated, in all material respects, based upon the criteria set forth in the Orders and the accompanying Management Statement.

This report is intended solely for the information and use of the Boards of Trustees of Evergreen Equity Trust, management of Evergreen Investment Management Company, LLC, and the Securities & Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Boston, Massachusetts
December 10, 2004